UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007 (February 15, 2007)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Ansell Limited

A.C.N. 004 085 330

Level 3, 678 Victoria Street,

Richmond, Victoria 3121, Australia

GPO Box 772H, Melbourne,

Victoria 3001, Australia

Telephone (+61 3) 9270 7270

Facsimile    (+61 3) 9270 7300

www.ansell.com

NEWS RELEASE

15th February, 2007

Ansell Limited Half Year Results 31 December, 2006

Results In Line With Full Year Commitments

Highlights:

	Reported in Australian Dollars					Results in Operating Currency – US Dollars
	F’06 H1 A$M		F’07 H1 A$M		%	F’06 H1 US$M		F’07 H1 US$M		%
Sales	528.3		602.6		14.1	396.3		460.3		16.1
EBIT (Continuing Operations)	68.8		57.2		(16.9)	51.7		43.6		(15.7)
EBIT	63.3		57.2		(9.6)	47.6		43.6		(8.4)
Profit Attributable	51.0		44.4		(12.9)	38.3		33.9		(11.5)
Earnings Per Share	31.8	¢	29.6	¢	(6.9)	23.9	¢	22.6	¢	(5.4)
Dividend	9.0	¢	10.0	¢	11.1

•	Sales up 16.1% with broad-based strength across all three Businesses and Regions, against a flat prior period.

•	EBIT from Continuing Business (excluding the SPT write down of $4.1M in F’06) was down 15.7%, due to previously communicated growth investments and higher latex costs.

•	The Board announces a new 10M share on market buy-back.

•	Interim Dividend of A10¢ per share unfranked, up 11.1% on prior year.

Full Year Guidance:

•	EPS Outlook range of US46¢- US50¢ remains unchanged, although EPS is now expected to be at the upper end of the range.

15th February, 2007

Ansell Limited Half Year 2007 Results Summary

Ansell Limited (ASX: ANN) today announced a half year Profit Attributable to Shareholders of US$33.9M, down on the previous half year’s US$38.3M (or $42.4M excluding the South Pacific Tyres (SPT) final write down of $4.1M).

Earnings per share were US22.6¢ or down 5.4% on the previous year’s US23.9¢. Excluding the SPT write-down, F’06’s first half EPS was US26.5¢ and F’07’s first half EPS was down 14.7%.

The Board declared an unfranked interim dividend of A10¢ a share, an 11.1% increase on the previous year’s A9¢. This represents a payout ratio of 34%.

The Board also announced a new 10M share on market buy-back, which is within the levels approved by the shareholders at the last Annual General Meeting.

Chairman’s Comments:

The Chairman, Mr Peter Barnes, commented; “Ansell has been driving for growth, both on the organic and acquisition fronts and it is good to see the significant increase in sales for the half. With last year’s Jissbon acquisition performing well, it is timely to now have the Unimil business providing additional sales and capabilities in Eastern Europe.

The Board is pleased to again increase the interim dividend to A10¢ per share this year up 11.1% and our ongoing capital management initiatives will see the company commence a new 10M share on market buy-back during the second half.”

Business Review:

Ansell’s CEO, Mr Doug Tough said; “the first half has played out generally in line with expectations. Latex prices had a negative effect on EBIT and we are incurring the investment costs previously announced. These “growth” expenses are, however, expected to have a positive effect on future years’ results.”

Ansell’s business and geographic diversity is a very positive element and the current softer profit performance of Professional is being offset by Occupational and Consumer. We expect second half sales to grow, though at a slower pace than the first half and remain on track to achieve our previously announced EPS forecast for F’07.”

Corporate Development

The Unimil tender finished strongly on 2 February and resulted in Ansell acquiring 83% of the Polish condom manufacturer and marketer.

Ansell now has the leading market share in Poland and a foothold in Germany in retail condoms. Unimil has two manufacturing plants (one in Poland and one in Germany), and strong management with Eastern European marketing expertise, which can be leveraged to assist in expanding regionally. The Unimil acquisition increases Ansell’s world retail condom market share to approximately 13%.

Occupational Healthcare

	A$M		US$M
	F’06 H1	F’07 H1	F’06 H1	F’07 H1
Sales	262.6	298.5	197.0	228.0
Segment EBIT	38.0	36.7	28.5	27.9
EBIT/Sales	14.5%	12.2%	14.5%	12.2%

Occupational accounted for 49% of Revenue and 60% of Segment EBIT.

Occupational saw a 15.7% increase in revenue for the half with double digit increases in all three Regions with EMEA leading the way. The Emerging Markets continue to outperform, especially China, Russia and Latin America, albeit from a lower base.

HyFlex® continued to grow strongly (up ~32% in both volume and revenue terms) and there are now 15 different glove styles in the range. Every product category, except our lower margin knitted gloves, did well with continued emphasis on hand injury solutions. The GuardianSM (solution selling) program continued to be a powerful tool.

Gross margins declined slightly, impacted by higher costs from our Western Hemisphere plants and the closure of our Thomasville (US) plant. The movement of more commoditised gloves and clothing to Asian outsourcers continued, with pay-back expected from H2 onwards, as existing inventories are sold. EBIT/Sales reflected growth expenses and the one off closure costs noted above.

Ansell’s growing range of “grip” gloves continues to provide further growth potential.

Professional Healthcare

	A$M		US$M
	F’06 H1	F’07 H1	F’06 H1	F’07 H1
Sales	183.3	197.2	137.5	150.6
Segment EBIT	20.7	8.5	15.5	6.5
EBIT/Sales	11.3%	4.3%	11.3%	4.3%

Professional accounted for 33% of Revenue and 14% of Segment EBIT.

Professional revenues were up 9.5% year on year, predominantly driven by increased examination glove sales (up 15.9%). However, surgical glove sales also increased (up 6.8%) - all in the higher value added Branded Powder Free (PF) and Synthetic ranges.

This business has a high proportion (78%) of natural rubber latex (NRL) products and significantly higher NRL costs in H1 and planned “growth” expenses negatively impacted EBIT. In addition, an old examination line was scrapped at a cost of $1.0M, to make way for a new PF surgical line and restructuring costs were $0.3M in H1.

The positives for the half include improved surgical sales in the America’s region and the strong acceptance of our hydrating surgical glove, Hydrasoft®. Emerging Markets grew strongly and all areas are poised for continued robust sales growth, with a capacity expansion program in place.

Consumer Healthcare

	A$M		US$M
	F’06 H1	F’07 H1	F’06 H1	F’07 H1
Sales	82.4	106.9	61.8	81.7
Segment EBIT	12.5	15.5	9.4	11.9
EBIT/Sales	15.2%	14.6%	15.2%	14.6%

Consumer accounted for 18% of Revenue and 26% of Segment EBIT.

This business had a 32% sales increase (18% without Jissbon) with growth in all three areas, branded retail condoms, Tender & Private Label condoms and household gloves. The expanded geographic footprint, new products and packaging plus brand and line extensions, all contributed strongly.

Fierce advertising and promotion competition in the US branded retail segment and higher latex costs (for household gloves) negatively impacted EBIT. These were more than offset by the margins earned from strong sales volumes. F’06 H1 included approximately $1M of Suratthani detention costs.

Although the tender business was constrained by capacity, it grew 33% on the previous year. EMEA Region results, in both the mature and emerging markets, were strong and Jissbon results were slightly ahead of plan.

Finance:

A weaker U.S. dollar helped H1 sales but had little impact on EBIT, as the gains from Euro denominated revenues offset the negative of stronger Malaysian Ringgit and Thai Bhat costs.

Despite higher sales, Working Capital increased by only $7M - with Inventories, Trade Receivables and Trade Creditors all higher. However, Working Capital Days steadily improved, from 81.6 in June 2006 to 78.8 days in December 2006.

The reduction in EBIT ($8.1M), higher Capital Expenditure ($4.0M) and higher Tax Paid ($3.6M), contributed to Free Cash Flow falling from $49.9M last year to $26.2M. Planned expansions in HyFlex® and surgical glove capacity, conversions of existing exam and surgical production lines to higher value added products, investments in cost reduction (AlphaTECTM), and infrastructure upgrades all drove higher capital spending.

Share buy-back spend was $41.9M vs. F’06 H1’s $7.4M. Gearing increased from 10.8% in June 2006 to 15.2%. Interest cover remains strong at 18.1X (June 2006 26.9X).

The current 5.7M share buy-back is expected to be completed shortly and a new 10M share on market buy-back will commence in H2. However, this new buy-back may not be fully executed if funds are required for acquisition opportunities.

In September 2006, Moody’s upgraded Ansell to investment grade status.

Dividends:

The Board has declared an increased Interim Dividend of A10¢ (previous year A9¢) per share unfranked, with a record date of 28 February, 2007 and a payment date of 28 March, 2007.

For non resident shareholders, the dividend will not attract withholding tax.

F’07 Outlook:

In July and August 2006, Ansell informed the market that it anticipated a year on year net latex impact of $10M due to higher latex costs, offset partly by selling price increases and manufacturing initiatives. Ansell also announced $12M of additional “growth” spending on research, new product development, M&A and geographic expansion in F’07.

Based on this, the Company guided the market to expect F’07 EPS in the US46¢ to US50¢ range.

Ansell’s Chief Executive Officer, Doug Tough said: “The outlook range remains unchanged. The net negative impact of higher latex prices is higher than expected while the spending on growth investments is proceeding as planned. However, sales growth has been much stronger than envisaged, and it is now expected that F’07 EPS will be at the upper end of the range.”

For further information:

Media	Investors & Analysts
Australia	USA	Australia

Peter Brookes Cannings Tel: (61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (1732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (613) 9270 7215 Email: dgraham@ap.ansell.com

Ansell Ltd is a global leader in healthcare barrier protective products and in 2005 celebrated 100 years in its field. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

Appendix 4D

Condensed consolidated interim financial report

For the six months ended 31 December 2006

Ansell Limited and Subsidiaries

ACN 004 085 330

This interim financial report is a general purpose financial report prepared in accordance with the ASX listing rules and Accounting Standard AASB 134: Interim Financial Reporting. It should be read in conjunction with the annual financial report for the year ended 30 June 2006 and any public announcements to the market made by the entity during the period. The financial statements in this report are ‘condensed financial statements’ as defined in AASB 134: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.

The Company reports in Australian dollars.

The United States dollar (US dollar) is the currency in which we manage our global business.

Refer to Notes 1 and 2 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader.

In addition the Company has issued unaudited US dollar financial information which is supplementary to the Company’s Appendix 4D Half Year Report.

Appendix 4D – Page 1

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

Appendix 4D

Condensed consolidated interim financial report

For the six months ended 31 December 2006

Ansell Limited and Subsidiaries

ACN 004 085 330

Results for Announcement to the Market			%		$M
Revenue from ordinary activities	up/	(down)	13.6%	to	608.0
Profit from ordinary activities after tax	up/	(down)	(12.9)%	to	44.4
attributable to members
Net profit for the period attributable to members	up/	(down)	(12.9)%	to	44.4

Dividends (distributions)	Amount per security	Franked amount per security
Dividend	10¢	Nil
Record date for determining entitlements to the dividend	28 February, 2007

•	Revenue from the Healthcare business $602.6 million compared to last year’s $528.3 million.

•	Net profit attributable to members $44.4 million compared to last year’s $51.0 million.

•	Basic earnings per share of 29.6¢ compared to last year’s 31.8¢.

•	An interim dividend of 10¢ per share unfranked has been declared payable on 28 March 2007.

Appendix 4D - Page 2

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

Commentary on Results

(This commentary is in US dollars which is the predominant global currency of Ansell’s business transactions)

	Reported in Australian Dollars					Results in Operating Currency – US Dollars
	F’06		F’07			F’06		F’07
	H1		H1			H1		H1
	A$M		A$M		%	US$M		US$M		%
Sales	528.3		602.6		14.1	396.3		460.3		16.1
EBIT (Continuing Operations)	68.8		57.2		(16.9)	51.7		43.6		(15.7)
EBIT	63.3		57.2		(9.6)	47.6		43.6		(8.4)
Profit Attributable	51.0		44.4		(12.9)	38.3		33.9		(11.5)
Earnings Per Share	31.8	¢	29.6	¢	(6.9)	23.9	¢	22.6	¢	(5.4)
Dividend	9.0	¢	10.0	¢	11.1

•	Sales up 16.1% with broad-based strength across all three Businesses and Regions, against a flat prior period.

•	EBIT from Continuing Business (excluding the SPT write down of $4.1M in F’06) was down 15.7%, due to previously communicated growth investments and higher latex costs.

•	Interim Dividend of A10¢ per share unfranked, up 11.1% on prior year.

Business Review

Profit Attributable to Shareholders of US$33.9M was down on the previous half year’s US$38.3M (or $42.4M excluding the South Pacific Tyres (SPT) final write down of $4.1M).

Earnings per share were US22.6¢ or down 5.4% on the previous year’s US23.9¢. Excluding the SPT write-down, F’06’s first half EPS was US26.5¢ and F’07’s first half EPS was down 14.7%.

An unfranked interim dividend of A10¢ a share, an 11.1% increase on the previous year’s A9¢. This represents a payout ratio of 34%.

The first half was generally in line with expectations. Latex prices had a negative effect on the results and previously announced investment costs were incurred.

Appendix 4D – Page 3

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

The Unimil tender finished strongly on 2 February and resulted in Ansell acquiring 83% of the Polish condom manufacturer and marketer.

Ansell now has the leading market share in Poland and a foothold in Germany in retail condoms. Unimil has two manufacturing plants (one in Poland and one in Germany), and strong management with Eastern European marketing expertise, which can be leveraged to assist in expanding regionally. The Unimil acquisition increases Ansell’s world retail condom market share to approximately 13%.

Occupational Healthcare

	A$M		US$M
	F’06 H1	F’07 H1	F’06 H1	F’07 H1
Sales	262.6	298.5	197.0	228.0
Segment EBIT	38.0	36.7	28.5	27.9
EBIT/Sales	14.5%	12.2%	14.5%	12.2%

Occupational saw a 15.7% increase in revenue for the half with double digit increases in all three Regions with EMEA leading the way. The Emerging Markets continue to outperform, especially China, Russia and Latin America, albeit from a lower base.

HyFlex® continued to grow strongly (up ~32% in both volume and revenue terms) and there are now 15 different glove styles in the range. Every product category, except lower margin knitted gloves, did well with continued emphasis on hand injury solutions. The GuardianSM (solution selling) program continued to be a powerful tool.

Gross margins declined slightly, impacted by higher costs from the Western Hemisphere plants and the closure of the Thomasville (US) plant. The movement of more commoditised gloves and clothing to Asian outsourcers continued, with pay-back expected from H2 onwards, as existing inventories are sold. The EBIT/Sales ratio reflected growth expenses and the one off closure costs noted above.

Ansell’s growing range of “grip” gloves continues to provide further growth potential.

Appendix 4D - Page 4

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

Professional Healthcare

	A$M		US$M
	F’06 H1	F’07 H1	F’06 H1	F’07 H1
Sales	183.3	197.2	137.5	150.6
Segment EBIT	20.7	8.5	15.5	6.5
EBIT/Sales	11.3%	4.3%	11.3%	4.3%

Professional revenues were up 9.5% year on year, predominantly driven by increased examination glove sales (up 15.9%). However, surgical glove sales also increased (up 6.8%) - all in the higher value added Branded Powder Free (PF) and Synthetic ranges.

This business has a high proportion (78%) of natural rubber latex (NRL) products and significantly higher NRL costs in H1 and planned “growth” expenses negatively impacted EBIT. In addition, an old examination line was scrapped at a cost of $1.0M, to make way for a new PF surgical line and restructuring costs were $0.3M in H1.

The positives for the half include improved surgical sales in the America’s region and the strong acceptance of the hydrating surgical glove, Hydrasoft®. Emerging Markets grew strongly and all areas are poised for continued robust sales growth, with a capacity expansion program in place.

Consumer Healthcare

	A$M		US$M
	F’06 H1	F’07 H1	F’06 H1	F’07 H1
Sales	82.4	106.9	61.8	81.7
Segment EBIT	12.5	15.5	9.4	11.9
EBIT/Sales	15.2%	14.6%	15.2%	14.6%

This business had a 32% sales increase (18% without Jissbon) with growth in all three areas, branded retail condoms, Tender & Private Label condoms and household gloves. The expanded geographic footprint, new products and packaging plus brand and line extensions, all contributed strongly.

Fierce advertising and promotion competition in the US branded retail segment and higher latex costs (for household gloves) negatively impacted EBIT. These were more than offset by the margins earned from strong sales volumes. F’06 H1 included approximately $1M of Suratthani detention costs.

Although the tender business was constrained by capacity, it grew 33% on the previous year. EMEA Region results, in both the mature and emerging markets, were strong and Jissbon results were slightly ahead of plan.

Appendix 4D - Page 5

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

Finance

A weaker U.S. dollar helped H1 sales but had little impact on EBIT, as the gains from Euro denominated revenues offset the negative of stronger Malaysian Ringgit and Thai Bhat costs.

Despite higher sales, Working Capital increased by only $7M—with Inventories, Trade Receivables and Trade Creditors all higher. However, Working Capital Days steadily improved, from 81.6 in June 2006 to 78.8 days in December 2006.

The reduction in EBIT ($8.1M), higher Capital Expenditure ($4.0M) and higher Tax Paid ($3.6M), contributed to Free Cash Flow falling from $49.9M last year to $26.2M. Planned expansions in HyFlex® and surgical glove capacity, conversions of existing exam and surgical production lines to higher value added products, investments in cost reduction (AlphaTECTM), and infrastructure upgrades all drove higher capital spending.

Share buy-back spend was $41.9M vs. F’06 H1’s $7.4M. Gearing increased from 10.8% in June 2006 to 15.2%. Interest cover remains strong at 18.1X (June 2006 26.9X).

Appendix 4D - Page 6

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

ANSELL LIMITED

ABN 89 004 085 330

DIRECTORS’ REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

This Report by the Directors of Ansell Limited (the Company) is made pursuant to Division 2 of Part 2M.3 of the Corporations Act 2001 for the half-year ended 31 December 2006 and is accompanied by the Consolidated Interim Financial Report for the six months of the economic entity comprising the Company and the entities it controlled from time to time during that period (“economic entity”).

The information set out in this Report is to be read in conjunction with that appearing in the attached Half-Year Results Announcement and in the Notes to the Consolidated Interim Financial Statements which are included in this Report.

1.	Directors

The name of each person who has been a Director of the Company at any time during or since the end of the half-year, is:

Peter L Barnes	(Chairman)

Glenn L L Barnes

Ronald J S Bell

L. Dale Crandall

Marissa T Peterson	(Appointed 22 August 2006)

Douglas D Tough	(Managing Director)

Herbert J Elliott – AC, MBE	(Resigned 18 October 2006)

2.	Review and Results of Operations

A review of the operations of the economic entity during the half-year ended 31 December 2006 and the results of those operations is contained in the attached Half-Year Results Announcement.

3.	Auditor’s Independence Declaration

A copy of the independence declaration received from the Company’s auditor, KPMG, in accordance with section 307C of the Corporations Act, in respect of the audit review undertaken in relation to the financial statements for the half year financial period ending 31 December 2006, is attached.

Appendix 4D - Page 7

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

4.	Rounding Off

The Company is of a kind referred to in ASIC class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Interim Financial Report and Directors’ Report have been rounded off to the nearest one hundred thousand dollars, unless otherwise stated.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

/s/ P L Barnes
P L Barnes
Director

/s/ D D Tough
D D Tough
Director

Dated in Melbourne this 15th day of February 2007.

Appendix 4D - Page 8

Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Ansell Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2006 there have been:

(i)	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii)	no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

/s/ Peter Jovic
Peter Jovic
Partner

Melbourne

15 February 2007

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

Condensed Interim Income Statement

of Ansell Limited and Subsidiaries for the six months ended 31 December 2006

		2006	2005
	Note	A$m	A$m
Revenue
Total revenue	3	608.0	535.1
Expenses
Cost of goods sold		388.3	325.8
Selling, distribution and administration		157.1	133.7
Other	4	—	5.5

Total expenses, excluding financing costs		545.4	465.0
Financing costs		9.3	9.9

Profit before income tax		53.3	60.2
Income tax		6.6	8.5

Net profit		46.7	51.7
Minority interests in net profit		2.3	0.7

Net profit attributable to Ansell Limited shareholders		44.4	51.0

		cents	cents
Earnings per share is based on net profit attributable to Ansell
Limited shareholders
Basic earnings per share	8	29.6	31.8
Diluted earnings per share	8	29.2	31.5

The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. Refer to Notes 1 and 2 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader. In addition the Company has issued unaudited US dollar financial information which is supplementary to the Company’s Appendix 4D Half Year Report.

The income statement is to be read in conjunction with the condensed notes to the consolidated interim financial report set out on pages 14 to 20.

Appendix 4D - Page 10

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

Condensed Interim Statement of Recognised Income and Expense

of Ansell Limited and Subsidiaries for the six months ended 31 December 2006

	2006	2005
	A$m	A$m
Net exchange difference on translation of financial statements of foreign operations	(18.3)	14.6
Net movement in effective hedges for period	1.0	(0.9)

Net income/(loss) recognised directly in equity	(17.3)	13.7
Net profit for the period	46.7	51.7

Total recognised income and expense for the period	29.4	65.4

Attributable to:
Members of Ansell Limited	27.1	64.7
Minority interests	2.3	0.7

Total recognised income and expense for the period	29.4	65.4

The statement of recognised income and expense is to be read in conjunction with the condensed notes to the consolidated interim financial report set out on pages 14 to 20.

Appendix 4D - Page 11

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

Condensed Interim Balance Sheet

of Ansell Limited and Subsidiaries as at 31 December 2006

		31 December	30 June
		2006	2006
	Note	A$m	A$m
Current Assets
Cash on hand		0.5	0.3
Cash at bank and on deposit		167.5	311.1
Cash-restricted deposits		5.7	6.6
Trade and other receivables		205.8	221.5
Inventories		204.0	186.0
Other		16.1	12.6

Total Current Assets		599.6	738.1

Non-Current Assets
Trade and other receivables		18.1	19.8
Property, plant and equipment		187.5	195.6
Intangible assets		286.9	299.8
Deferred tax assets		54.7	54.7

Total Non-Current Assets		547.2	569.9

Total Assets		1,146.8	1,308.0

Current Liabilities
Trade and other payables		148.7	142.1
Interest-bearing liabilities		19.1	114.3
Provisions		41.1	50.6
Current tax liabilities		8.1	10.9

Total Current Liabilities		217.0	317.9

Non-Current Liabilities
Trade and other payables		0.5	0.7
Interest-bearing liabilities		258.2	275.9
Provisions		21.3	20.8
Retirement benefit obligations		13.3	13.5
Deferred tax liabilities		23.9	25.5

Total Non-Current Liabilities		317.2	336.4

Total Liabilities		534.2	654.3

Net Assets		612.6	653.7

Equity
Issued capital	5	1,085.6	1,136.8
Reserves		(22.7)	(5.2)
Accumulated losses		(465.9)	(491.9)

Total Equity Attributable to Ansell Limited Shareholders		597.0	639.7
Minority interests		15.6	14.0

Total Equity	7	612.6	653.7

The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. Refer to Notes 1 and 2 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader. In addition the Company has issued unaudited US dollar financial information which is supplementary to the Company’s Appendix 4D Half Year Report.

The balance sheet is to be read in conjunction with the condensed notes to the consolidated interim financial report set out on pages 14 to 20.

Appendix 4D - Page 12

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

Condensed Interim Cash Flow Statement

of Ansell Limited and Subsidiaries for the six months ended 31 December 2006

	2006	2005
	A$m	A$m
Cash Flows Related to Operating Activities
Receipts from customers	618.1	540.0
Payments to suppliers and employees	(556.9)	(477.4)

Net receipts from customers	61.2	62.6
Income taxes paid	(10.4)	(5.7)

Net Cash Provided by Operating Activities	50.8	56.9

Cash Flows Related to Investing Activities
Payments for property, plant and equipment	(12.7)	(7.6)
Proceeds from sale of plant and equipment	1.1	0.1

Net Cash Used in Investing Activities	(11.6)	(7.5)

Cash Flows Related to Financing Activities
Proceeds from borrowings	—	27.4
Repayments of borrowings	(80.7)	(28.5)

Net repayments of borrowings	(80.7)	(1.1)
Proceeds from issues of shares	0.1	3.3
Payments for share buy-back	(55.0)	(9.9)
Dividends paid	(18.2)	(16.0)
Interest received	5.3	4.7
Interest and financing costs paid	(10.1)	(9.7)

Net Cash Used in Financing Activities	(158.6)	(28.7)

Net increase/(decrease) in cash and cash equivalents	(119.4)	20.7
Cash and cash equivalents at the beginning of the period	303.0	225.9
Effects of exchange rate changes on the balances of cash and cash equivalents sheld in foreign currencies at the beginning of the period	(10.9)	4.7

Cash and Cash Equivalents at the end of the period	172.7	251.3

The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. Refer to Notes 1 and 2 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader. In addition the Company has issued unaudited US dollar financial information which is supplementary to the Company’s Appendix 4D Half Year Report.

The cash flow statement is to be read in conjunction with the condensed notes to the consolidated interim financial report set out on pages 14 to 20.

Appendix 4D - Page 13

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

Notes to the condensed financial statements

1. Industry and Regional Segments

of Ansell Limited and Subsidiaries for the six months ended 31 December 2006

	Operating Revenue				Operating Result
	December		December		December		December
	2006	2005	2006	2005	2006	2005	2006	2005
	A$m	A$m	US$m (a)	US$m (a)	A$m	A$m	US$m (a)	US$m (a)
INDUSTRY
Ansell Healthcare
Occupational Healthcare	298.5	262.6	228.0	197.0	36.7	38.0	27.9	28.5
Professional Healthcare	197.2	183.3	150.6	137.5	8.5	20.7	6.5	15.5
Consumer Healthcare	106.9	82.4	81.7	61.8	15.5	12.5	11.9	9.4

Total Ansell Healthcare	602.6	528.3	460.3	396.3	60.7	71.2	46.3	53.4
Corporate revenue/costs	5.4	6.8	4.1	5.3	(3.5)	(2.4)	(2.7)	(1.7)

Operating EBIT					57.2	68.8	43.6	51.7
Impairment loss on investment in South Pacific Tyres and sale costs					—	(5.5)	—	(4.1)

Earnings before Net Interest and Tax (EBIT)					57.2	63.3	43.6	47.6
Financing costs net of interest revenue					(3.9)	(3.1)	(3.0)	(2.4)

Operating Profit before Tax					53.3	60.2	40.6	45.2
Tax					(6.6)	(8.5)	(4.9)	(6.4)
Minority interests					(2.3)	(0.7)	(1.8)	(0.5)

Total Consolidated	608.0	535.1	464.4	401.6	44.4	51.0	33.9	38.3

REGION
Asia Pacific	102.8	82.4	78.6	61.8	16.3	18.8	12.4	14.1
Americas	278.0	259.2	212.3	194.4	20.7	30.8	15.8	23.1
Europe, Middle East and Africa	221.8	186.7	169.4	140.1	23.7	21.6	18.1	16.2

Total Ansell Healthcare	602.6	528.3	460.3	396.3	60.7	71.2	46.3	53.4

	Assets Employed				Liabilities
	December	June	December	June	December	June	December	June
	2006	2006	2006	2006	2006	2006	2006	2006
	A$m	A$m	US$m (a)	US$m (a)	A$m	A$m	US$m (a)	US$m (a)
INDUSTRY
Ansell Healthcare
Occupational Healthcare	434.0	441.6	342.9	326.6	107.4	101.4	84.8	75.0
Professional Healthcare	340.3	346.1	268.9	255.9	73.2	66.2	57.8	49.0
Consumer Healthcare	139.6	144.3	110.3	106.7	22.1	24.4	17.5	18.0

Total Ansell Healthcare	913.9	932.0	722.1	689.2	202.7	192.0	160.1	142.0
Corporate assets/liabilities	59.2	58.0	46.8	43.0	331.5	462.3	261.9	341.9
Cash	173.7	318.0	137.2	235.1	—	—	—	—

Total Consolidated	1,146.8	1,308.0	906.1	967.3	534.2	654.3	422.0	483.9

REGION
Asia Pacific	253.5	251.1	200.3	185.7	72.3	69.3	57.1	51.2
Americas	224.5	216.6	177.4	160.2	84.1	75.7	66.4	56.0
Europe, Middle East and Africa	156.7	170.2	123.8	125.8	46.3	47.0	36.6	34.8
Goodwill and brand names	279.2	294.1	220.6	217.5	—	—	—	—

Total Ansell Healthcare	913.9	932.0	722.1	689.2	202.7	192.0	160.1	142.0

(a)	Refer to the Notes to the Industry and Regional Segments Report.

Appendix 4D - Page 14

Ansell Limited and Subsidiaries

Appendix 4D

Half year report for the six months ended 31 December 2006

Notes to the condensed financial statements

1. Industry and Regional Segments (continued)

Notes to the Industry and Regional Segments Report

(a) The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, monthly translations of amounts from Australian dollars into US dollars for Operating Revenue and Operating Result have been made at the average of the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters for each working day of each month for the period July 2006 to December 2006. Translation of amounts from Australian dollars into US dollars for Assets Employed and Liabilities have been made at the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters, on Friday 29 December 2006, at US$ 0.79005 = A$1 (June 2006 US$0.73945 = A$1).

(b) Corporate Revenue/Costs

Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare’s Corporate Head Office and non-sales revenue.

(c) Cash

Cash also includes Accufix Pacing Leads restricted deposits of A$5.7 million (US$4.5 million) (2005 - A$6.6 million; US$4.9 million).

(d) Inter-Segment Transactions

Significant inter-segment sales were made by Asia Pacific - A$120.1 million (US$91.7 million) (2005 - $101.6 million; US$76.3 million) and America - A$114.7 million (US$87.6 million) ( 2005 - A$103.5 million; US$77.7 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

(e) Industry Segments

The consolidated entity comprises the following main business segments which are based on the consolidated entity’s internal reporting structure:

Occupational Healthcare - manufacture and sale of occupational health and safety gloves.

Professional Healthcare - manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.

Consumer Healthcare - manufacture and sale of condoms, household gloves and other personal products.

(f) Regions

The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

Asia Pacific - manufacturing facilities in 4 countries and sales.

Americas - manufacturing facilities in USA and Mexico and significant sales activity.

Europe, Middle East and Africa - principally a sales region with one manufacturing facility in the UK.

	2006	2005	2006	2005
	December	December	December	December
	A$m	A$m	US$ m	US$ m
(g) Segment Capital Expenditure
Occupational Healthcare	6.0	2.9	4.6	2.1
Professional Healthcare	5.2	3.4	4.0	2.6
Consumer Healthcare	1.5	1.3	1.1	1.0
(h) Region Capital Expenditure
Asia Pacific	9.2	4.8	7.1	3.6
Americas	2.8	2.4	2.1	1.8
Europe, Middle East and Africa	0.7	0.4	0.5	0.3
(i) Segment Depreciation
Occupational Healthcare	5.2	4.6	4.0	3.4
Professional Healthcare	5.1	5.7	3.9	4.3
Consumer Healthcare	2.3	2.1	1.7	1.6
(j) Segment Other Non Cash Expenses
Occupational Healthcare	7.0	4.8	5.3	3.6
Professional Healthcare	2.4	2.0	1.8	1.5
Consumer Healthcare	0.7	0.7	0.5	0.5

Appendix 4D - Page 15

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

Notes to the condensed financial statements

2. Additional Financial Information

The Cash Flow Statement required to be reported for statutory purposes provides an analysis of cash flows which have impacted the cash held by the Company and its subsidiaries. The following analysis is based on the Company’s internal cash management reporting which focuses on the cash flow generated by the operations and the movement in net interest bearing debt (NIBD).

(a) Cash Flow Analysis (movement in NIBD)

	December	December	December	December
	2006	2005	2006	2005
	A$m	A$m	US$m (1)	US$m (1)
Operating EBIT	57.2	68.8	43.6	51.7
Depreciation/amortisation/asset write-downs	14.0	12.4	10.7	9.3
Working Capital Reduction/(Increase)	7.8	(5.7)	(7.0)	2.7
Tax Paid	(10.4)	(5.7)	(7.9)	(4.3)
Capital Expenditure	(12.7)	(7.6)	(9.7)	(5.7)
Net Interest Paid	(4.8)	(5.0)	(3.5)	(3.8)

Free Cash Flow	51.1	57.2	26.2	49.9
Dividends Paid—Ansell Limited shareholders	(18.2)	(16.0)	(13.7)	(12.1)
Share Buy-Back	(55.0)	(9.9)	(41.9)	(7.4)
Other	(8.6)	(17.6)	1.0	(15.7)

(Increase)/Decrease in NIBD	(30.7)	13.7	(28.4)	14.7

(b) Abridged Balance Sheet

	December	June	December	June
	2006	2006	2006	2006
	A$m	A$m	US$m (2)	US$m (2)
Property, Plant & Equipment	187.5	195.6	148.3	144.6
Intangible Assets	286.9	299.8	226.7	221.7
Other Assets/Liabilities	(0.7)	(19.1)	(0.7)	(14.1)
Trade Debtors	177.9	196.6	140.6	145.3
Inventories	204.0	186.0	161.3	137.6
Trade Creditors	(133.2)	(126.1)	(105.3)	(93.3)

Net Operating Assets	722.4	732.8	570.9	541.8
NIBD (Interest Bearing Liabilities less Cash at Bank and on Deposit)	(109.8)	(79.1)	(86.8)	(58.4)

Shareholders’ Equity	612.6	653.7	484.1	483.4

(c) Reconciliation of Statutory Cash Flow Analysis to Management Cash Flow Analysis

	December	December	December	December
	2006	2005	2006	2005
	A$m	A$m	US$m	US$m
Operating EBIT	57.2	68.8	43.6	51.7
Depreciation/amortisation/asset write-downs	14.0	12.4	10.7	9.3
Working Capital Reduction/(Increase)	7.8	(5.7)	(7.0)	2.7
Tax Paid	(10.4)	(5.7)	(7.9)	(4.3)
Other	(17.8)	(12.9)	(0.6)	(16.7)

Net Cash Provided by Operating Activities	50.8	56.9	38.8	42.7
Capital Expenditure	(12.7)	(7.6)	(9.7)	(5.7)
Net Interest Paid	(4.8)	(5.0)	(3.5)	(3.8)
Dividends Paid—Ansell Limited shareholders	(18.2)	(16.0)	(13.7)	(12.1)
Share Buy-Back	(55.0)	(9.9)	(41.9)	(7.4)
Effect of exchange rate changes on the balances of cash and interestbearing liabilities held in foreign currencies	7.2	(8.8)	0.2	(2.4)
Other	2.0	4.1	1.4	3.4

(Increase)/Decrease in NIBD	(30.7)	13.7	(28.4)	14.7

Appendix 4D - Page 16

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

Notes to the condensed financial statements

2. Additional Financial Information (continued)

Note:

(1) The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars into US dollars has been made throughout the Free Cash Flow Analysis at the average of the 10.00 am buy/sell rate for Australian dollars as quoted by Reuters for each working day of each month for the period July 2006 to December 2006 with the exception of the movement in Working Capital which is the actual movement in working capital balances from the start to the end of the financial periods.

(2) Translation of amounts from Australian dollars into US dollars has been made throughout the Abridged Balance Sheet at the 10.am mid buy/sell rate for Australian dollars as quoted by Reuters on Friday, 29 December 2006 at US$ 0.79005 = A$1 (June 2006 US$0.73945 = A$1).

3. Total Revenue

	31 December 2006	31 December 2005
	A$m	A$m
Revenue from the sale of goods	602.6	528.3
Revenue From Other Operating Activities
Interest Received or Due and Receivable
From related parties	—	2.1
From others	5.4	4.7

Total revenue from other operating activities	5.4	6.8

Total Revenue	608.0	535.1

4. Exceptional Items

	31 December 2006	31 December 2005
	A$m	A$m
Exceptional items included in profit before income tax expense
Impairment loss on investment in South Pacific Tyres and sale costs	—	(5.5)

5. Issued Capital

	31 December 2006	30 June 2006
	A$m	A$m
Ordinary Shares
Issued and fully paid	1,085.6	1,136.8

	No. of Shares A$	A$m
Movements in ordinary shares on issue
At 1 July 2006	151,782,512	1,136.8
Conversion of Performance Share Rights under the Ansell Limited Stock Incentive Plan	466,010	3.7
Conversion to fully paid of Executive Share Plan shares	24,800	0.1
Buy-back of shares	(5,274,458)	(55.0)

At 31 December 2006	146,998,864	1,085.6

Appendix 4D - Page 17

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

Notes to the condensed financial statements

6. Dividends Paid and Declared

	31 December 2006 A$m	31 December 2005 A$m
Dividends Paid
A final dividend of 12 cents per share unfranked for the year ended 30 June 2006 (June 2005 - 10 cents unfranked) was paid on 5 October 2006 (2005 - 18 October 2005)	18.2	16.0

Dividends Declared

An interim dividend for the year ended 30 June 2007 of 10¢ per share unfranked, has been declared and is payable on 28 March 2007.

The balance of available franking credits in the franking account as at 31 December 2006 was Nil (2005 - Nil).

7. Total Equity Reconciliation

	31 December 2006	31 December 2005
	A$m	A$m
Total equity at the beginning of the financial year	653.7	623.4
Total recognised income and expense for the period	29.4	65.4
Adjustment on adoption of AASB 139	—	3.2
Transactions with owners as owners:
Contributions of equity	0.1	3.3
Share buy-back	(55.0)	(9.9)
Share-based payments reserve	3.3	1.5
Dividends:
Ansell Limited shareholders	(18.2)	(16.0)
Movement in minority interest (excluding profit for period and dividends)	(0.7)	0.8

Total equity at 31 December	612.6	671.7

8. Earnings per Share (EPS)

	31 December 2006	31 December 2005
	A$m	A$m
Earnings Reconciliation
Net profit	46.7	51.7
Net profit attributable to minority interests	2.3	0.7

Earnings used in calculation of Basic and Diluted EPS	44.4	51.0

Weighted average number of ordinary shares used as the denominator	No. Shares	No. Shares
Number of ordinary shares for basic earnings per share	149,981,392	160,117,414
Effect of partly paid Executive Plan shares, Options and Performance Share Rights	2,023,789	1,555,023

Number of ordinary shares for diluted earnings per share	152,005,181	161,672,437

Partly paid Executive Plan shares, Options and Performance Share Rights have been included in diluted earnings per share in accordance with applicable Australian accounting standards.

Appendix 4D - Page 18

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

Notes to the condensed financial statements

9. NTA backing

	2006	2005
	A$m	A$m
Shareholders’ Equity attributable to Ansell Limited shareholders	597.0	661.3
Less Intangible Assets	286.9	280.1

Net Tangible Assets	310.1	381.2

	No. Shares	No. Shares
Total fully paid ordinary shares on issue (millions)	147.0	160.1
Net tangible asset backing per ordinary share	$2.11	$2.38

10. Contingent Liabilities

Indemnities and Guarantees

Ansell Limited (‘the Company’) has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of subsidiaries, in relation to liabilities that they may incur (other than to the Company and subsidiaries) as Directors of the Company and Directors of certain subsidiaries respectively, to the extent permitted by law and the Company’s Constitution.

The Company has also guaranteed the performance of certain wholly-owned subsidiaries which have negative shareholders’ funds.

At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

Accufix Litigation

Only a limited number of lawsuits in relation to the Accufix Pacing Leads which have been made against certain subsidiaries remain on foot, the majority of which have been brought in France.

As at 31 December 2006, the balance of the provisions made for settlements in relation to claims is considered adequate to address any remaining liability of members of the consolidated entity.

Latex Allergy Litigation

As at 31 December 2006, there is one active product liability case pending against one or more subsidiaries in the United States in relation to allergic reaction to exposure to natural rubber latex gloves. In a number of additional cases, distributors of latex gloves, who have also been named as defendants, are pursuing cross-claims and third party claims against several manufacturers of natural rubber latex gloves, including subsidiaries of the Company, in an effort to recover their costs related to the latex litigation. In some cases, judgment has been entered against a subsidiary. The relevant subsidiaries are appealing these decisions. It is not possible at this time to quantify the potential financial impact of the remaining cases on the consolidated entity however they are not considered to have a material potential impact on the results either individually or on an aggregate basis.

Business and Asset Sales

The Company and various subsidiaries do, from time to time, in the course of undertaking transactions involving the acquisition and disposal of assets and businesses, provide warranties, indemnities and other undertakings and, in some instances, the Company guarantees the warranties, indemnities and other obligations of various subsidiaries, in respect to such transactions. From time to time, the Company has received notices from purchasers of its businesses and assets pursuant to the relevant sale agreements. No formal proceedings are currently on foot and, accordingly, it is not possible at this time to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees on the consolidated entity.

Appendix 4D - Page 19

Ansell Limited and Subsidiaries

Appendix 4D

Half year report for the six months ended 31 December 2006

Notes to the condensed financial statements

11. Contingent Assets

Exide Corporation

US legal proceedings are continuing against entities in the Exide Group in connection with the sale of the GNB business. Proceedings against those entities in the Exide Group that have not filed for bankruptcy (‘Non-bankrupt Entities’) were transferred to the Delaware bankruptcy court (‘the Court’) where the Court determined that all of the consolidated entity’s claims against the Non-bankrupt Entities may only be asserted against Exide Technologies, Inc., a company which has emerged from bankruptcy. The consolidated entity has requested that the Court reconsider its decision and the Court has denied that request. The consolidated entity has filed an appeal to the United States District Court (“the Appeal Court”). The parties fully briefed the issues on appeal, and oral argument on the appeal was heard by the Appeal Court on 18 December 2006. No decision has yet been issued by the Appeal Court. If the consolidated entity prevails in the appeal, it will be permitted to pursue its claims directly against the Non-bankrupt Entities. The consolidated entity continues to pursue recovery of the amounts owed by the Exide Group, but as to the reorganised company, Exide Technologies, Inc, the consolidated entity expects to recover only stock in that company. The ultimate amount of the consolidated entity’s claims has not yet been determined and therefore the amount and value of the stock that may be recovered from Exide Technologies, Inc. is also undetermined.

12. Accounting Policies

This interim financial report has been prepared in accordance with the same accounting policies that were applied in the most recent annual financial report.

13. Subsequent Event

On 5th February 2007 the Company announced that its subsidiary, Ansell Healthcare Europe NV, had achieved the minimum 75% threshold of acceptances for its tender offer for all the shares of the Polish listed Company, Unimil S.A. The acquisition price for all shares of Unimil S.A., at a tender offer price of PLN5.90 per share, would be PLN121.6 million (approximately A$52.4 million/US$40.5 million).

Appendix 4D - Page 20

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

ANSELL LIMITED

ABN 89 004 085 330

Directors’ Declaration

The Directors of Ansell Limited (the Company) declare that, in their opinion:

(a)	the Consolidated Interim Financial Statements (including the notes to the Consolidated Interim Financial Statements) of the economic entity in the form of ASX Appendix 4D for the half-year ended 31 December 2006 have been made out in compliance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001;

(b)	the Consolidated Interim Financial Statements (including the notes to the Consolidated Interim Financial Statements) of the economic entity give a true and fair view of the financial performance of the economic entity for the half-year ended 31 December 2006 and of the financial position of the economic entity as at 31 December 2006; and

(c)	as at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

/s/ P L Barnes
P L Barnes Director

/s/ D D Tough
D D Tough Director

Dated in Melbourne this 15th day of February 2007.

Appendix 4D - Page 21

Independent auditor’s review report to the members of Ansell Limited

We have reviewed the accompanying interim financial report of Ansell Limited, which comprises the condensed balance sheet as at 31 December 2006, and the condensed consolidated interim income statement, statement of changes in recognised income and expense and cash flow statement for the half-year period ended on that date, a description of accounting policies, other explanatory notes 1 to 13 and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year’s end or from time to time during the half-year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As auditor of Ansell Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Ansell Limited is not in accordance with the Corporations Act 2001, including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2006 and of their performance for the half-year ended on that date; and

(b)	complying with Australian Accounting AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

/s/ Peter Jovic
KPMG

Melbourne 15 February 2007	Peter Jovic Partner

Ansell Limited and Subsidiaries
Appendix 4D
Half year report for the six months ended 31 December 2006

Compliance statement

1	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

2	This report, and the accounts upon which the report is based, use the same accounting policies.

3	This report does give a true and fair view of the matters disclosed.

4	This report is based on accounts which have been subject to an audit review.

5	The entity has a formally constituted audit committee.

Signed:	/s/ R J Bartlett	Date 15 February 2007
Company Secretary
Name:	R J Bartlett

Appendix 4D - Page 23

Supplementary U.S. Dollar Financial Information

For the six months ended 31 December 2006

Ansell Limited and Subsidiaries

ACN 004 085 330

The following unaudited US dollar financial information is supplementary to the Company’s Appendix 4D Half Year Report for the six months ended 31 December 2006 filed with the ASX on 15 February 2007. It is provided as additional information for the Company’s shareholders. This financial information does not form part of the Company’s financial statements that are required to be prepared under the Corporations Act 2001, Australian Accounting Standards and the ASX listing rules.

This financial information has been derived from the Company’s Appendix 4D.

Translation of amounts from Australian dollars to US dollars in the Income Statement, Cash Flow Statement and Operating Revenue and Operating Result within the Industry and Regional Segments Report have been made at the average of the 10a.m. mid buy/sell rate for Australian dollars as quoted by Reuters for each working day of each month for the period July 2006 to December 2006.

Translation of amounts from Australian dollars to US dollars in the Balance Sheet and Assets Employed and Liabilities within the Industry and Regional Segments Report have been made at the 10a.m. mid buy/sell rate for Australian dollars as quoted by Reuters, on Friday 29 December 2006, at US$0.79005 = A$1 (30 June 2006 US$0.73945 = A$1)

1

Ansell Limited and Subsidiaries
Supplementary Financial Information
For the six months ended 31 December 2006

Unaudited U.S. Dollar Financial Information

Income Statement

of Ansell Limited and Subsidiaries for the six months ended 31 December 2006

	2006	2005
	US$m	US$m
Revenue
Sales	460.3	396.3
Other revenue	4.1	5.3

Total revenue	464.4	401.6
Expenses
Cost of goods sold	296.0	243.7
Selling, distribution and administration	120.7	100.9
Other	—	4.1

Total expenses, excluding financing costs	416.7	348.7
Financing costs	7.1	7.7

Profit before income tax	40.6	45.2
Income tax	4.9	6.4

Net profit	35.7	38.8
Minority interests in net profit	1.8	0.5

Net profit attributable to Ansell Limited shareholders	33.9	38.3

	cents	cents
Earnings per share is based on Net Profit attributable to Ansell
Limited shareholders
Basic earnings per share	22.6	23.9
Diluted earnings per share	22.3	23.7

This information is supplementary to and does not form part of the Company’s Appendix 4D “Half Year Report” filed with the ASX on 15 February 2007.

2

Ansell Limited and Subsidiaries
Supplementary Financial Information
For the six months ended 31 December 2006

Unaudited U.S. Dollar Financial Information

Balance Sheet

of Ansell Limited and Subsidiaries as at 31 December 2006

	31 December 2006 US$m	30 June 2006 US$m
Current Assets
Cash on hand	0.4	0.2
Cash at bank and on deposit	132.3	230.0
Cash-restricted deposits	4.5	4.9
Trade and other receivables	162.6	164.0
Inventories	161.3	137.6
Other	12.5	9.3

Total Current Assets	473.6	546.0

Non-Current Assets
Trade and other receivables	14.3	14.6
Property, plant and equipment	148.3	144.6
Intangible assets	226.7	221.7
Deferred tax assets	43.2	40.4

Total Non-Current assets	432.5	421.3

Total Assets	906.1	967.3

Current Liabilities
Trade and other payables	117.5	105.2
Interest-bearing liabilities	15.1	84.4
Provisions	32.5	37.4
Current tax liabilities	6.3	8.1

Total Current Liabilities	171.4	235.1

Non-Current Liabilities
Trade and other payables	0.4	0.5
Interest-bearing liabilities	204.0	204.0
Provisions	16.8	15.4
Retirement benefit obligations	10.5	10.0
Deferred tax liabilities	18.9	18.9

Total Non-Current Liabilities	250.6	248.8

Total Liabilities	422.0	483.9

Net Assets	484.1	483.4

Equity
Issued capital	857.7	840.6
Reserves	(17.8)	(3.9)
Accumulated losses	(368.1)	(363.7)

Total Equity Attributable to Ansell Limited Shareholders	471.8	473.0
Minority interests	12.3	10.4

Total Equity	484.1	483.4

This information is supplementary to and does not form part of the Company’s Appendix 4D “Half Year Report” filed with the ASX on 15 February 2007.

3

Ansell Limited and Subsidiaries
Supplementary Financial Information
For the six months ended 31 December 2006

Unaudited U.S. Dollar Financial Information

Cash Flow Statement

of Ansell Limited and Subsidiaries for the six months ended 31 December 2006

	2006 US$ m	2005 US$ m
Cash flows Related to Operating Activities
Receipts from customers	472.1	405.3
Payments to suppliers and employees	(425.4)	(358.3)

Net receipts from customers	46.7	47.0
Income taxes paid	(7.9)	(4.3)

Net Cash Provided by Operating Activities	38.8	42.7

Cash Flows Related to Investing Activities
Payments for property, plant and equipment	(9.7)	(5.7)
Proceeds from sale of plant and equipment	0.8	0.1
Proceeds from the sale of other investments		—

Net Cash Used in Investing Activities	(8.9)	(5.6)

Cash Flows Related to Financing Activities
Proceeds from borrowings	—	20.6
Repayments of borrowings	(61.6)	(21.4)

Net repayments of borrowings	(61.6)	(0.8)
Proceeds from issues of shares	0.1	2.6
Payments for share buy-back	(41.9)	(7.4)
Dividends paid	(13.7)	(12.1)
Interest received	4.0	3.5
Interest and financing costs paid	(7.5)	(7.3)

Net Cash Used in Financing Activities	(120.6)	(21.5)

Net (Decrease)/Increase in Cash Held	(90.7)	15.6
Cash and cash equivalents at the beginning of the period	224.0	172.3
Effects of exchange rate changes on the balances of cash and cash equivalents held in foreign currencies at the beginning of the period	3.1	(4.1)

Cash and Cash Equivalents at the end of the period	136.4	183.8

This information is supplementary to and does not form part of the Company’s Appendix 4D “Half Year Report” filed with the ASX on 15 February 2007.

4

Ansell Limited and Subsidiaries
Supplementary Financial Information
For the six months ended 31 December 2006

Unaudited U.S. Dollar Financial Information

Industry and Regional Segments

of Ansell Limited and Subsidiaries for the six months ended 31 December 2006

	Operating Revenue		Operating Result
	December		December
	2006	2005	2006	2005
	US$m (a)	US$m (a)	US$m (a)	US$m (a)
INDUSTRY
Ansell Healthcare
Occupational Healthcare	228.0	197.0	27.9	28.5
Professional Healthcare	150.6	137.5	6.5	15.5
Consumer Healthcare	81.7	61.8	11.9	9.4

Total Ansell Healthcare	460.3	396.3	46.3	53.4
Corporate revenue/costs	4.1	5.3	(2.7)	(1.7)

Operating EBIT			43.6	51.7
Impairment loss on investment in South Pacific Tyres and sale costs			—	(4.1)

Earnings before Net Interest and Tax (EBIT)			43.6	47.6
Financing costs net of interest revenue			(3.0)	(2.4)

Operating Profit before Tax			40.6	45.2
Tax			(4.9)	(6.4)
Minority interests			(1.8)	(0.5)

Total Consolidated	464.4	401.6	33.9	38.3

REGION
Asia Pacific	78.6	61.8	12.4	14.1
Americas	212.3	194.4	15.8	23.1
Europe, Middle East and Africa	169.4	140.1	18.1	16.2

Total Ansell Healthcare	460.3	396.3	46.3	53.4

	Assets Employed		Liabilities
	December	June	December	June
	2006	2006	2006	2006
	US$m (a)	US$m (a)	US$m (a)	US$m (a)
INDUSTRY
Ansell Healthcare
Occupational Healthcare	342.9	326.6	84.8	75.0
Professional Healthcare	268.9	255.9	57.8	49.0
Consumer Healthcare	110.3	106.7	17.5	18.0

Total Ansell Healthcare	722.1	689.2	160.1	142.0
Corporate assets/liabilities	46.8	43.0	261.9	341.9
Cash	137.2	235.1	—	—

Total Consolidated	906.1	967.3	422.0	483.9

REGION
Asia Pacific	200.3	185.7	57.1	51.2
Americas	177.4	160.2	66.4	56.0
Europe, Middle East and Africa	123.8	125.8	36.6	34.8
Goodwill and brand names	220.6	217.5	—	—

Total Ansell Healthcare	722.1	689.2	160.1	142.0

This information is supplementary to and does not form part of the Company’s Appendix 4D “Half Year Report” filed with the ASX on 15 February 2007.

5

Ansell Limited and Subsidiaries
Supplementary Financial Information
For the six months ended 31 December 2006

Unaudited U.S. Dollar Financial Information

Additional Information

	2006	2005
	December	December
	US$m	US$m
(a) Segment Capital Expenditure
Occupational Healthcare	4.6	2.1
Professional Healthcare	4.0	2.6
Consumer Healthcare	1.1	1.0
(b) Region Capital Expenditure
Asia Pacific	7.1	3.6
Americas	2.1	1.8
Europe	0.5	0.3
(c) Segment Depreciation
Occupational Healthcare	4.0	3.4
Professional Healthcare	3.9	4.3
Consumer Healthcare	1.7	1.6

This information is supplementary to and does not form part of the Company’s Appendix 4D “Half Year Report” filed with the ASX on 15 February 2007.

6

Ansell Limited Half Year Results 31st December 2006

Doug Tough – Chief Executive Officer Rustom Jilla – Chief Financial Officer

Ansell F’07 Agenda

Operational Overview —Doug Tough

Financial Report —Rustom Jilla

Strategy/Outlook —Doug Tough

US dollars used in all slides unless otherwise specified

Half Year Performance $M

Sales

+16.1%

EBIT

-8.4%

Profit Attributable

-11.5%

F’06 H1 F’07 H1 $396.3 $460.3 $47.6 $43.6 $38.3 $33.9

EPS

US22.6¢ -5.4% A29.6¢ -6.9%

Dividend A10¢ +11% F’07 sales growth excluding acquisitions; 14% EBIT and EPS down 15.7% and 14.7%, excluding $4.1M SPT write down in F’06 H1.

F’07 H1 Overview

Operational

Sales solid in H1, with 16% growth (14% excluding Jissbon). All businesses, all regions tracking ahead of last year

Gross margins, excluding negative (-$10M) impact of latex, were in line with prior year

Operating expenses up $20M, in line with growth investment plan

EBIT and Profit Attributable in line with plan

Free Cash Flow impacted by the increase in working capital, capital expenditure and taxes paid. WC increase was sales related

Longer Term

Unimil offer successful; giving Ansell a 20% increase in global retail condom market share (to ~13%)

Jissbon tracking to business plan

Capital management continues with $42M returned to owners via share buy-back in H1 and a new 10 million share buy-back announced

Ansell returned to investment grade by Moody’s

Occupational Business

49% of Revenue and 60% of Segment EBIT

$M F’06 H1 F’07 H1

Chemical Resistant 25.6 28.2

HyFlex® 38.6 51.5

Knitted 24.3 24.0

Disposables 37.2 45.3

GP 3DAKL / Other 37.7 42.8

All Other 33.6 36.2

Sales 197.0 228.0

Segment EBIT 28.5 27.9

EBIT/Sales 14.5% 12.2%

Americas: US Food Service / Proc & Gen. Industrial channels up 16% and 10%. EMEA: Mature (+10%) and Emerging (+55%) Markets strong.

AP: China sales doubled, Japan +60%

+15.7%

WH plant costs, restructuring

NRL

Synthetic 88%

12%

Strategy:

Continued concept of hand injury solutions—GuardianSM Continued emphasis on lower cost plants and outsourcing New products—expanding ergonomic technology advantage ?New channels and geographies

Professional Business

33% of Revenue and 14% of Segment EBIT

$M F’06 F’07

H1 H1

Surgeons: Branded PF 33.8 38.9

Powdered 27.9 26.7

Synthetic 7.7 9.0

Other 3.7 3.5

Exam: PF 36.5 40.2

Powdered 6.7 8.0

Synthetic 16.6 21.1

Other 4.6 3.2

Sales 137.5 150.6

Segment EBIT 15.5 6.5

EBIT/Sales 11.3% 4.3%

Americas: US Surg PF latex +10%, Synthetic Surg + 16%. Synthetic exams +40% EMEA: Mature (+7%) and Emerging (+43%) Markets strong.

AP: Sales growth constrained by capacity

+9.5%

Latex, mix, restructuring

Synthetic

22%

NRL 78%

Strategy:

Pricing to recover latex cost increases

New products/technologies to upgrade range (including synthetics) ??US surgical market share recovery ??Outsourcing commoditised products instead of adding capacity

Consumer Business

18% of Revenue and 26% of Segment EBIT

$M F’06 H1 F’07 H1

Condoms: Br. Retail 33.3 43.5

Bid / Public 13.6 18.1

HHG & Other 14.9 20.1

Sales 61.8 81.7

Segment EBIT 9.4 11.9

EBIT/Sales 15.2% 14.6%

Americas: Continued fierce US competition EMEA: Mature (+16%) and Emerging (+7%) Markets strong. AP: Jissbon $9M, Tenders strong but +32.2% constrained by capacity

HHG latex, F’06 FDA costs

Synthetic 9%

NRL 91%

Strategy:

Expand geographic footprint and leverage global strength New products, new packaging, brand & line extensions Use capacity through public sector and OEM supply ?Recover in USA Retail condoms

Value of Healthcare Portfolio: Businesses

F’02 H1

F’07 H1

Sales Segment Sales Segment $M EBIT:Sales $M EBIT:Sales

% % Occupational 162 6.5 228 12.2

Professional 142 16.2 150 4.3 Consumer 56 14.1 82 14.6 Total 360 11.5 460 10.1

CONCLUSIONS:

Occupational was lagging; HyFlex® , plant relocations and outsourcing have delivered

Professional was outperforming; US Surgical detention (F’03) and latex have hurt

All Businesses are important to Ansell’s overall success

Value of Healthcare Portfolio: Regions

F’02 H1 F’07 H1

Sales Segment Sales Segment

$M EBIT:Sales $M EBIT:Sales

% %

Americas 210 14.7 212 7.4

EMEA 105 2.8 169 10.7

Asia Pacific 45 17.0 79 15.8

Total 360 11.5 460 10.1

CONCLUSIONS:

EMEA was lagging (partly due to FX) and is now strong

Americas was strong; US Surgical F’03 set-back and condom competition have hurt

All Regions are important to Ansell’s overall success

Unimil—Poland

Ansell has acquired 83% of Unimil’s shares for $34M, giving us:

The leading Condom Brands in Poland with ~50% Market Share

A foothold in the German Condom Market with ~8% Market Share

A 20% increase in global branded retail market share to 13%

A knowledgeable Eastern Europe Management Team to also assist in expanding in that area

Manufacturing capacity in Poland and Eastern Germany

Unimil’s trailing 12 month sales are ~$24M.

Business case projects Unimil acquisition to be EPS neutral in F’07 and F’08

HALF YEAR WRAP UP

Objective of Growing Sales Momentum

Organically (countries, channels, products, programs)

M&A

Objective of growing EBIT

Margin contribution from sales

Net impact of latex (Purchase costs, Inventory, ASPs)

Planned increases in expenses for growth

H1 Generally in line with Plan

More confident in H2 re increasing Profit Attributable while continuing sales growth

Rustom Jilla
Chief Financial Officer

Financial Results

12

Rustom Jilla Chief Financial Officer

Financial Results

F’07 H1 Profit & Loss

$M F’06 H1 F’07 H1

Sales 396.3 460.3

Gross Margin 152.6 164.3

Operating Expenses 100.9 120.7

SPT Write down/Sale Costs 4.1 —

EBIT 47.6 43.6

Interest & Borrowing Costs 2.4 3.0

Taxes 6.4 4.9

Minority Interests 0.5 1.8

Profit Attributable 38.3 33.9

Gross Margin : Sales 38.5 35.7

EBIT: Sales 12.0 9.5

Sales higher. Gross Margins (post latex) and Opex in line with plans Taxes reduced by Deferred Tax Adjustment of $1.5m. F’07 H2 and F’08 rate of ~17% projected excluding any additional DTA.

Increase in Minority Interests due to Jissbon

Sales

Americas $212M +9%

Asia Pacific $79M +27%

EMEA $169M

+21%

Segment EBIT

Asia Pacific $12M

-12%

Americas $16M

-32%

EMEA $18M +12%

F’07 H1 – Sales Increase Breakdown

Broad Based by product:- $M

Exams 18

HyFlex® Family 13

Jissbon 9

Consumer (Condoms) 5

HHG industrial & 3DAKL 5

Surgical 5

Other including FX 9

Across all Regions; Americas +$18M, EMEA +$29M, AP +$17M

Emerging Markets especially Strong

US surgical market share increasing

Jissbon sales above plan and growing

Latex Costs remained high

Malaysian ‘00 MYR (per wet kg)

7.00 6.00 5.00 4.00 3.00 2.00 1.00

‘86 ‘87 ‘88 ‘89 ‘90 ‘91 ‘92 ‘93 ‘94 ‘95 ‘96 ‘97 ‘98 ‘99 ‘00 ‘01 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07

F’07 start price was MYR 6.81

Average MRB price impacting H1 was 55% above F’06

Monthly MRB averages:

F’06 F’07

March 351 552 57%

April 350 542 55%

May 354 588 66%

June 377 652 73%

July 413 629 52%

Aug 396 508 28%

H1 374 578 55%

Sep 413 402 -3%

Oct 432 445 3%

Nov 371 393 6%

Dec 427 397 -7%

Jan 466 487 4%

Feb 549

H2 443

Full Year 409

Prices now at higher levels than F’06, even before taking stronger MYR and THB into account F’07 H2 latex impact on COS likely to be ~ 5 – 7% higher than prior year in USD Full year estimated at ~ MYR520 Notes: Wet Kg price divided by .6 equals ~ dry kg price. Source: Malaysian Rubber Board Statistics

F’07 H1 Margin drivers

Gross Margins (adjusting for latex) ... in line with F’06 $M

Gross Margin from higher sales volumes ~ +25

Net P&L impact of higher latex prices and costs of purchased exam gloves, offset by ASP increases ~ -10

Other mix ~—5

Manufacturing/Supply costs reclassed to Opex ~ +2

Latex prices flow into Cost of Sales with a significant time lag;

Purchases at the prior month’s spot prices (1 month lag)

Average time in inventory (3+ months)

Therefore, Malaysian latex purchases in F’07 H1 cost ~55% more than prior year in MYR (or ~60% more in USD)

Multi-period sales contracts with long or no notice periods make it hard to recover short term price volatility

Restructuring expenses of $2.0M incurred, $1.2M non-cash equipment write-offs

F’07 H1 Expenses

Ansell’s expenses were higher, in line with planned investments in growth and infrastructure

Growth expenses up $12M including FX ($M)

Jissbon 3

Distribution 2

Sales & Marketing, S&T, M&A 7

Other expenses up $8M including FX ($M)

Support functions 4

COS reclassed to Operating Expenses 2

All other including SOX 2

Portfolio Performance; Year On Year

F’07 H1 SALES =

F’07 H1 SEGMENT EBIT =

16%

-13%

Occupational Professional Consumer

Occupational Professional Consumer

Asia Pacific

EMEA

Americas

> +2%

From -2% to +2%

< -2%

Americas: Occp. LA sales up 29%. Exam and Condom EBIT under pressure. EMEA: Excellent overall sales and strong EBIT growth.

Asia Pac: Strong sales in Occp. and Cons but challenges in Prof. (soft NZ)

F’07 H1 Balance Sheet

$M 31 Dec 05 30 Jun 06 31 Dec 06

Fixed Assets 144.8 144.6 148.3

Goodwill & Intangibles 205.1 221.7 226.7

Other Assets/Liabilities (16.5) (14.1) (0.7)

Investment in SPT 89.2 ——

Working Capital 166.1 189.6 196.6

Net Operating Assets 588.7 541.8 570.9

Net Interest Bearing Debt 97.2 58.4 86.8

Shareholders’ Funds 491.5 483.4 484.1

ROA % (excluding SPT) 21.0 18.0 16.0

ROE % (excluding SPT) 16.0 18.2 14.9

Gearing % (NIBD:NIBD & Equity) 16.5 10.8 15.2

F’07 H1 Cash Flow

$M F’06 F’07

Operating EBIT 51.7 43.6

Depreciation & Asset Write Down 9.3 10.7

Working Capital 2.7 (7.0)

Tax Paid (4.3) (7.9)

Capital Expenditure (5.7) (9.7)

Interest Paid (Net) (3.8) (3.5)

Free Cash Flow (FCF) 49.9 26.2

Share Buy Backs (7.4) (41.9)

Dividends (12.1) (13.7)

Other (15.7) 1.0

(Increase)/Reduction in Net Debt 14.7 (28.4)

Plant asset write down $1.2M in F’07 H1 – Previous Year Nil

“Other” included voluntary cash contributions to US pension plans in F’06 and balance sheet impact of FX movements

F’07 H1 FCF Drivers

Working Capital:

16% Sales increase required higher working capital

Working Capital Days improved from June 2006’s 81.6 to 78.8 at end December 2006

Capital Expenditure:

Expansions in HyFlex® and Surgical glove capacity

Conversions of existing lines to higher value added products

Investments in cost reduction (AlphaTECTM in Asia)

Upgrades of infrastructure and equipment at several sites

Taxes

Payments deferred from F’06 $1.3M and withholding taxes/timing differences $1.7M

Financial Position …

Ansell’s Capital Structure exiting H1 Provides Flexibility

Gearing of only 15.2%

Gearing likely to move to 30% via Buy-Backs, Acquisitions, Capital Expenditure

H1 On Market Share Buy-Backs $42M; new 10 million share buy-back approved

Free Cash Flow projected to be higher in H2 with EBIT and Inventories the drivers

Financial discipline continues to be important

Whether returning surplus cash to owners, or investing in growth, Ansell will maintain an investment grade profile

Total Shareholder Return remains key focus

Interim dividend increased 11%

Doug Tough
Chief Executive Officer

Wrap Up

Ansell

23

Doug Tough Chief Executive Officer

Wrap Up

Ansell

Strategic Evolution

Methodology: Multi-faceted approach to growth

F'06 Base
Organic Growth
Geographic Focus
Technology
Bolt on Acquisitions
Strategic Initiatives
Channels
Products
Programs
Russia
China
Others
JV
Alliances
Poland
Unimil

24

Strategic Evolution

Methodology: Multi-faceted approach to growth

F’06 Base

Organic Growth

Geographic Focus

Technology

Bolt on Acquisitions

Strategic Initiatives

Russia Poland JV

Channels China

Alliances Unimil Products Others Programs

F’07 Guidance

Ansell advised in August 2006, that there would be EBIT Head Winds in F’07 due to:

Latex net impact YOY of—$10M

$12M expense increase for longer term Growth

Latex impact in H1 was slightly higher than expected and latex remains volatile with ~50% increase since 1 Dec, 2006

Good News: H1 in line with EBIT expectations, and above expectations on sales line

Progress on Acquisitions promising

Guidance Unchanged

EPS to remain in the US46¢—US50¢ range; though expected to be at the higher end

Outlook Going Forward

Ongoing:

Top Line Growth – new products, new channels, new countries

Pursuit of Bolt on Acquisitions – All Divisions

Platform for Growth strengthened

Solid Financial Position sustained

Capital Management – A new 10M share on market buy-back announced

Result:

A growing global leader with a strong long term outlook

Ansell
PREMIUM
Fresh
Care
SMALL
ComfortPlus
+Chamomile

ANSELL LIMITED

Ansell
LifeStyles
12 WARMING
NEW
Easy-Fit
Condoms with a warming lubricant

Ansell

ANSELL LIMITED

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: February 15, 2007